 Exhibit 99.1

Luckin Coffee Successfully Emerges from All Bankruptcy Proceedings

Company Completes Restructuring of its Financial Indebtedness and Emerges from Chapter 15 Proceedings

Positioned for Long-Term Sustainable Growth and Profitability

BEIJING, April 11, 2022 (GLOBE NEWSWIRE) — Luckin Coffee Inc. (“Luckin Coffee” or the “Company”) (OTC: LKNCY) today announced the successful completion of the restructuring of its financial indebtedness and its emergence from the bankruptcy proceeding commenced with respect to the Company as debtor under chapter 15 of title 11 of the United States Code (the “Chapter 15 Case”).

“Today marks a new beginning for Luckin Coffee,” said Dr. Jinyi Guo, Chairman and Chief Executive Officer of the Company. “Luckin Coffee utilized the Chapter 15 process to effectuate the restructuring of its financial indebtedness in the United States. As we have emerged from this process successfully with the support of our creditors, we are confident that Luckin Coffee is well positioned for long term growth and creation of stakeholder value.”

Dr. Guo continued, “We are thankful to all of our stakeholders for helping us achieve this positive outcome and become a stronger company. In particular, I would like to express my sincere gratitude to our leadership and management team for their unwavering commitment, even during challenging times, and to our employees and retail partners for their hard work and dedication. We will endeavor to continuously enhance our governance and internal controls and improve our product and service offerings.”

As previously announced, a final report was filed with the United States Bankruptcy Court for the Southern District of New York (the “Bankruptcy Court”) on March 4, 2022 requesting the entry of an order to close the Chapter 15 Case. As detailed in the final report, the Company previously obtained recognition and enforcement of its Cayman Islands scheme of arrangement under chapter 15 of title 11 of the United States Code and successfully restructured its financial indebtedness pursuant to such scheme. 1 No objections were filed to the motion to close the Chapter 15 Case, and the Bankruptcy Court entered an order granting this request on April 8, 2022.

The entry of the Bankruptcy Court’s order marks the formal closure of the Company’s U.S. bankruptcy proceedings. As previously announced, the winding up petition (as amended) in respect of the Company has been dismissed and the Company’s provisional liquidation proceedings were also brought to a successful close pursuant to an order of the Grand Court of the Cayman Islands dated February 25, 2022. Accordingly, the Company is no longer subject to bankruptcy or insolvency proceedings in any jurisdiction.

1 The Bankruptcy Court recognized and gave full force and effect to the Company’s scheme of arrangement in the territorial jurisdiction of the United States on December 17, 2021. The Bankruptcy Court previously recognized and gave full force and effect to the Company’s Cayman Islands provisional liquidation in the territorial jurisdiction of the United States on March 30, 2021

Additional Information

In connection with the Company’s debt restructuring, Luckin Coffee is advised by Davis Polk & Wardwell LLP as legal counsel, Harney Westwood & Riegels as Cayman Islands legal counsel and Houlihan Lokey as financial advisor.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “potential,” “continue,” “ongoing,” “targets,” “guidance” and similar statements. Luckin Coffee may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Luckin Coffee’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the expense, timing and outcome of existing or future legal and governmental proceedings, investigations in connection with Luckin Coffee; the outcome and effect of the restructuring of Luckin Coffee’s financial obligations; Luckin Coffee’s growth strategies; its future business development, results of operations and financial condition; the effect of the non-reliance identified in, and the resultant restatement of, certain of Luckin Coffee’s previously issued financial results; the effectiveness of its internal control; its ability to retain and attract its customers; its ability to maintain and enhance the recognition and reputation of its brand; its ability to maintain and improve quality control policies and measures; its ability to establish and maintain relationships with its suppliers and business partners; trends and competition in China’s coffee industry or China’s food and beverage sector in general; changes in its revenues and certain cost or expense items; the expected growth of China’s coffee industry or China’s food and beverage sector in general; PRC governmental policies and regulations relating to Luckin Coffee’s industry; the potential effects of COVID-19; and general economic and business conditions globally and in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in Luckin Coffee’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Luckin Coffee undertakes no obligation to update any forward-looking statement, except as required under applicable law.

About Luckin Coffee

Luckin Coffee (OTC:LKNCY) has pioneered a technology-driven retail network to provide coffee and other products of high quality, high convenience, and high affordability to customers. Empowered by proprietary technologies, Luckin Coffee pursues its vision to build a world-class coffee brand and become a part of everyone’s daily life. Luckin Coffee was founded in 2017 and is based in China. For more information, please visit investor.lkcoffee.com.

Investor and Media Contacts

Investor Relations:

Luckin Coffee IR

Email: ir@lkcoffee.com

Bill Zima / Fitzhugh Taylor

ICR, Inc.

Phone: 646 880 9039

Media Relations:

Luckin Coffee PR

Email: pr@lkcoffee.com

Ed Trissel / Jack Kelleher

Joele Frank, Wilkinson Brimmer Katcher

Phone: 212 355 4449

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